

William Johnson

Experience

Resi Prop Company / Park Builders – TX- Controller **01/2015 -12/2020**

Gateway Mortgage- OK, TX- Sr. Accountant/ Contract Auditor **05/2013 -01/2015**

- **Rice University, Master's in Finance, Bachelor's in Finance, Magna cum laude**
- **Stanford University, Bachelor's in Accounting**
- Certified Financial Planner
- Chartered Financial Analysis
- Certified Management Accountant
- CPA Accredited
- Fluent in seven languages